September 24, 2024

Michele M. Kawiecki
Chief Financial Officer
First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

       Re: First Merchants Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-41342
Dear Michele M. Kawiecki:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1C. Cybersecurity, page 30

1. We note your Chief Information Security Officer (CISO) is responsible for assessing and managing risks from cybersecurity threats, and we note the Information Security
       Committee (ISC) assists executive management and the Board of Directors in their oversight of responsibilities related to information security. You also state that the ISC reviews and recommends security-related policies and standards, among other activities related to cyber risks. We also note that you describe the relevant expertise of your CISO but not of the other members of the ISC. Please revise future filings to discuss the relevant expertise of such members of senior management as required by Item 106(c)(2)(i) of
       Regulation S-K.
 September 24, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences